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                                       Filed by FNB Corporation pursuant to Rule
                                       425 under the Securities Act of 1933 and deemed filed Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company:  Salem Community
                                       Bankshares, Inc.
                                       Commission File No.  333-35608


For Immediate Release
Wednesday, August 1, 2001
News Release


             FNB Corporation and Salem Community Bankshares, Inc.
                             Announce Affiliation


FNB Corporation, (NASDAQ: FNBP), parent company of First National Bank, headquartered in Christiansburg, Virginia, and Salem Community Bankshares, Inc. (Nasdaq: SCMY), parent company of Salem Bank & Trust, N.A., headquartered in Salem, Virginia, today jointly announced that they have entered into an agreement to merge Salem Community Bankshares, Inc. ("Salem") into FNB Corporation ("FNB"). Salem operates six branches in the Roanoke Valley, including the cities of Roanoke and Salem, Virginia. As of June 30, 2001, Salem had assets of $240.4 million, loans of $154.9 million, and $207.3 million in deposits; and FNB had assets of $700.0 million, loans of $476.0 million, and $620.4 million in deposits.

Under the terms of the agreement, shareholders of Salem Community Bankshares, Inc. will receive consideration valued at $26.49 for each share of Salem common stock, in the form of cash, stock of FNB, or a combination of cash and stock, at each Salem shareholder's election. The cash portion of the consideration, however, will be no less than 20% nor more than 35% of the aggregate consideration received by all Salem shareholders. FNB will issue no less than
1.235 FNB shares nor more than 1.509 FNB shares for those Salem shares which are converted into FNB shares, based on the average closing price of FNB shares for the 30 trading days ending 10 days prior to closing. The transaction will be structured as a tax-free reorganization to the extent of the shares exchanged and accounted for under the purchase method of accounting. The transaction is expected to be accretive to FNB's cash earnings per share after the first year of combined operations.

Based on FNB's recent market value per share, the aggregate consideration is valued at approximated $40 million and represents 200% of Salem's June 30, 2001 stockholders' equity and 16.4X trailing 12 months earnings. The purchase price also
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represents a 66% premium to Salem's recent trading price. As part of the transaction, FNB and Salem have also entered into an agreement whereby Salem has granted FNB the option to purchase, under certain circumstances, additional Salem shares up to 19.9% of the currently issued and outstanding shares of Salem's common stock at fair market value.

"This combination, together with our recently completed acquisition of Roanoke-based SWVA Bancshares, Inc., gives FNB a greatly enhanced market presence in the Roanoke Valley and along the I-81 corridor," said Kendall Clay, Chairman of the Board of Directors of FNB Corporation. J. Daniel Hardy, Jr., President and CEO of FNB, added "Just like FNB, Salem Bank & Trust has a long history of outstanding service to its customers and exceptional returns to its shareholders. We look forward to building on that record, while at the same time offering Salem customers a number of new products and services."

Clark Owen, President and CEO of Salem, said of the affiliation, "We are extremely proud of the service we have provided for our customers and the Salem community over our long history as well as the value we have created for our shareholders. We look forward to combining with a growing institution that will continue these traditions and shares our vision of the future of community banking."

Both First National Bank and Salem Bank & Trust will continue operating under their respective managements with their current names as wholly-owned subsidiaries of FNB. Each bank will be managed by its own board of directors and each bank's customers will see no change in day-to-day operations. Upon completion of the transactions, FNB will have assets totaling nearly $1 billion and equity of $88 million.

The merger is subject to approval by the shareholders of FNB and Salem as well as regulatory authorities and other conditions customary for transactions of this nature. The parties anticipate closing the transaction in the fourth quarter of 2001.

Davenport & Company, LLC is serving as financial advisor to Salem Community Bankshares, Inc., and The Carson Medlin Company is advising FNB Corporation in this transaction.

Safe Harbor

This News Release contains forward-looking statements regarding FNB and Salem, including, without limitation, statements relating to FNB's and Salem's expectations with respect to revenue, earnings, and expense reductions. Words such as "may", "could", "would", "should", "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", or similar expressions, are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond FNB's and Salem's control). The following factors, among others, could cause FNB's and Salem's financial performance to differ materially from
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the expectations expressed in such forward-looking statements: (1) business increases, productivity gains, and other investments are lower than expected or do not pay for severance or other related costs as quickly as anticipated; (2) competitive pressures among financial service companies increase significantly;
(3) the strength of the United States economy in general and the strength of the local economies of the areas in which FNB and Salem conduct operations; (4) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (5) inflation, interest rate, market, and monetary fluctuations;
(6) adverse conditions in the stock market, the public debt market, and other capital markets, and the impact of such conditions on FNB's and Salem's activities; (7) the timely development of competitive new products and services by FNB and Salem and the acceptance of these products and services by new and existing customers; (8) the impact of changes in financial services, laws, and regulations; (9) changes in technology; (10) changes in consumer spending and saving habits; (11) unanticipated regulatory or judicial proceedings; and (12) the success of FNB and Salem at managing the risks involved in the foregoing. Additional information with respect to factors that may cause actual results to differ materially from those contemplated by such forward-looking statements is included in the reports filed by FNB and Salem with the Securities and Exchange Commission. FNB and Salem caution that the foregoing list of factors is not exclusive and not to place undue reliance on forward-looking statements. FNB and Salem do not intend to update any forward-looking statement, whether written or oral, relating to the matters discussed in the News Release.

For more information contact:

J. Daniel Hardy, Jr.                Peter A. Seitz
President and CEO                   Executive Vice President/General Counsel
FNB Corporation                     FNB Corporation
(540) 382-6041                      (540) 381-6700


Clark Owen, Jr.
President and CEO
Salem Community Bankshares, Inc.
(540) 387-0223